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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                OHM CORPORATION
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)



                                   670839 10 9
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 15, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)
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                                  SCHEDULE 13D


CUSIP NO. 670839 10 9                                  PAGE 2 OF 7
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            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            H. Wayne Huizenga
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            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[X]
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            SEC USE ONLY
    3

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            SOURCE OF FUNDS*
    4
            PF
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            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

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            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
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                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        1,500,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          1,500,000 (See Item 4)
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,500,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           1,500,000 (See Item 4)
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            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,500,000
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            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [X]


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            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            5.3%
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            TYPE OF REPORTING PERSON*
    14
            IN
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         The reporting person listed on the cover page to this Schedule 13D hereby makes the following statement (the "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder. This Statement is an amendment and restatement of the Schedule 13D, dated March 28, 1995, filed by H. Wayne Huizenga on April 6, 1995 (the "Original Schedule 13D"). For further information regarding any of the items amended and restated herein, reference is made to the Original Schedule 13D.

ITEM 1.           SECURITY AND ISSUER.


                  This Statement relates to the common stock, par value $.10 per share (the "Common Stock"), of OHM Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16406 U.S. Route 224 East, Findlay, Ohio 45840.

ITEM 2.           IDENTITY AND BACKGROUND.


                  This Statement is being filed by H. Wayne Huizenga, whose business address is 450 East Las Olas Boulevard, Suite 1500, Fort Lauderdale, Florida 33301. Mr. Huizenga is Chairman of the Board and Co-Chief Executive Officer of Republic Industries, Inc., a holding company with major business segments in automotive retailing, automotive rental and solid waste services, which is headquartered at 110 S.E. 6th Street, Fort Lauderdale, Florida 33301. Mr. Huizenga is also Chairman of Huizenga Holdings, Inc., a holding and management company for certain investments by Mr. Huizenga in privately-owned companies and businesses.

                  Mr. Huizenga is a citizen of the United States. Mr. Huizenga has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


                  Mr. Huizenga used personal funds in making his purchases of the Common Stock and Options (as defined below). The total purchase price for the Common Stock and Options was $5,500,000. Mr. Huizenga's source of funds for the purchase of the Common Stock was personal funds. Mr. Huizenga's source of funds for the exercise of the Options is undetermined as of the date hereof, but will most likely come from personal funds.


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ITEM 4.           PURPOSE OF TRANSACTION.


         Mr. Huizenga acquired the Common Stock and the Options for investment purposes and, except as described below, he has no plans or proposals which relate to or would result in any of the events or transactions described in Item 4(a)-(j) of Schedule 13D.

         Pursuant to a Company Voting Agreement, dated as of January 15, 1998 (the "Company Voting Agreement"), among International Technology Corporation, a Delaware corporation ("Parent"), the Issuer, Mr. Huizenga and the other shareholders of the Issuer named therein (collectively, the "Shareholders"), the Shareholders have agreed to vote their shares of Common Stock, whether currently owned or subsequently acquired (a) in favor of adoption of the Agreement and Plan of Merger, dated January 15, 1998 (the "Merger Agreement"), among the Issuer, the Parent and IT-Ohio, Inc. ("Merger Sub"), pursuant to which Merger Sub will make a tender offer for 13,933,000 shares of the Issuer's Common Stock, and subsequent to the consummation of the tender offer, Merger Sub will merge with and into the Issuer, with the Issuer becoming a wholly owned subsidiary of the Parent (the "Merger Transactions"), (b) in favor of the election to the Issuer's Board of Directors of certain Parent representatives as described in the Merger Agreement, and (c) against any transactions that would compete or interfere with the Merger Transactions. In addition, the Shareholders have agreed (i) to deliver to the Parent an irrevocable proxy to vote their shares of Common Stock as described above, (ii) not to transfer or otherwise dispose of any shares of Common Stock, unless it is in connection with the tender offer by Merger Sub or to another person who agrees to be bound by the terms of the Company Voting Agreement, and (iii) not to acquire any additional shares of Common Stock, unless they immediately deliver to the Parent an irrevocable proxy to vote such shares in favor of the Merger Transactions and against any competing transactions. A copy of the Company Voting Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference. The description of the terms of the Company Voting Agreement set forth herein is qualified in its entirety by the terms of the Company Voting Agreement. For a more detailed description of the Merger Transactions see the Issuer's Schedule 14D-9, dated January 16, 1998.

         In addition to the Company Voting Agreement, Mr. Huizenga has entered into a letter agreement dated January 15, 1998 with the Issuer (the "Letter Agreement") pursuant to which Mr. Huizenga has agreed, among other things, to terminate the First Option Agreement and the Second Option Agreement (described below), in return for a payment of $1.5 million following consummation of the Merger Transactions. A copy of the Letter Agreement is attached hereto as
Exhibit 5 and is incorporated herein by reference. The description of the terms of the Letter Agreement set forth herein is qualified in its entirety by the terms of the Letter Agreement.






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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.


                  (a) and (b) Under the terms of a Stock Purchase Agreement, dated as of March 28, 1995, between Mr. Huizenga and the Issuer, Mr. Huizenga purchased (a) 500,000 shares of Common Stock (the "Shares"), (b) immediately exercisable options to acquire 620,000 shares of Common Stock for $10.00 per share for five years, and (c) immediately exercisable options to purchase 380,000 shares of Common Stock for $12.00 per share for five years (collectively items (b) and (c) are referred to as the "Options"). The terms of the Options are more fully described in the First Option Agreement and the Second Option Agreement, each dated as of March 28, 1995, between Mr. Huizenga and the Issuer. Copies of the Stock Purchase Agreement, the First Option Agreement and the Second Option Agreement are attached hereto as Exhibits 1, 2 and 3 and are incorporated herein by reference. The description of the terms of such agreements set forth herein is qualified in its entirety by the terms of such agreements.

                  As of January 15, 1998, Mr. Huizenga may be deemed to beneficially own 1,500,000 shares of Common Stock (which includes 1,000,000 shares of Common Stock issuable upon exercise of the Options) representing approximately 5.3% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 of the Exchange Act (based on 27,367,417 shares of Common Stock issued and outstanding as of October 31, 1997 as reported on the Issuer's Quarterly Report on Form 10-Q for the period ending September 30, 1997, plus the 1,000,000 shares of Common Stock issuable upon exercise of the Options which Mr. Huizenga may be deemed to beneficially own and which are deemed outstanding for purposes of this calculation). Except as described in Item 4 above, Mr. Huizenga has sole voting and dispositive power over the 1,500,000 shares of Common Stock which he may be deemed to beneficially own.

                  In connection with the transactions described in Item 4 above, to the extent that Mr. Huizenga may be deemed to be a member of a "group" with the Issuer, Parent or any of the other Shareholders pursuant to Rule 13d-5 under the Exchange Act, Mr. Huizenga disclaims beneficial ownership of any shares of Common Stock owned by such persons and disclaims the existence of a group.

                  The Huizenga Family Foundation, Inc., of which Mr. Huizenga is a Director, as of the date of this Statement owns 500,000 shares of Common Stock. Mr. Huizenga disclaims beneficial ownership of such shares of Common Stock.

                  (c) Except as described above, Mr. Huizenga has not engaged in any transactions in any securities of the Issuer during the past sixty days.


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ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  Reference is made to the Company Voting Agreement, the Letter Agreement, the Stock Purchase Agreement, the First Option Agreement and the Second Option Agreement described in Items 4 and 5 above.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  The following exhibits are filed herewith or incorporated by reference:

                  1. Stock Purchase Agreement dated as of March 28, 1995 between H. Wayne Huizenga and OHM Corporation (incorporated by reference to Mr. Huizenga's Schedule 13D (re: OHM Corporation) filed with the Commission on April 6, 1995)

                  2. First Option Agreement dated as of March 28, 1995 between H. Wayne Huizenga and OHM Corporation (incorporated by reference to Mr. Huizenga's Schedule 13D (re: OHM Corporation) filed with the Commission on April 6, 1995)

                  3. Second Option Agreement dated as of March 28, 1995 between H. Wayne Huizenga and OHM Corporation (incorporated by reference to Mr. Huizenga's Schedule 13D (re: OHM Corporation) filed with the Commission on April 6, 1995)

                  4. Company Voting Agreement, dated as of January 15, 1998, among International Technology Corporation, OHM Corporation, H. Wayne Huizenga, Huizenga Family Foundation, James L. Kirk and Joseph R. Kirk (incorporated by reference to OHM Corporation's Schedule 14D-9 dated January 16, 1998-- Commission File No. 1-9654).

                  5. Letter Agreement, dated as of January 15, 1998, among OHM Corporation and H. Wayne Huizenga.




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                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. Wayne Huizenga



Dated: February 9, 1998




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